UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13G

                  Under the Securities and Exchange Act of 1934

                             (Amendment No. _____)*

                                 Magnetek, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    559424106
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                                 (CUSIP Number)

                                  June 7, 2006
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            (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [X] Rule 13d-1(b)

          [_] Rule 13d-1(c)

          [_] Rule 13d-1(d)

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No._559424106_                  13G                      Page 1 of 3 Pages

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1. NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         SACC Partners LP; Riley Investment Management; Bryant Riley

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [_]

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3. SEC USE ONLY


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4. CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

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  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           1,575,046(1)
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BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          -0-
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    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         1,575,046
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            -0-
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9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,575,046

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10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [-]

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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         5.41%(2)

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12. TYPE OF REPORTING PERSON*

         IA, PN, IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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(1) Because Riley Investment Management LLC has sole voting and investment power over SACC Partners LP's security holdings and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of SACC Partners LP, Riley Investment Management LLC and Mr. Riley has sole investment and voting power over 1,575,046 shares of Magnetek Common Stock owned of record by SACC Partners LP.

(2) Based on 29,111,133 shares of common stock of Magnetek, Inc. outstanding at April 28, 2006, as reported in Magnetek's Quarterly Report on Form 10-Q for the quarter ended April 2, 2006 filed with the Securities and Exchange Commission on May 12, 2006.

CUSIP No.__559424109                  13G                      Page 2 of 3 Pages

Item 1(a).  Name of Issuer:

                  Magnetek, Inc.

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Item 1(b).  Address of Issuer's Principal Executive Offices:

                  8966 Mason Avenue
                  Chatsworth, CA 91311

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Item 2(a).  Name of Person Filing:

                  SACC Partners LP; Riley Investment Management; Bryant Riley

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Item 2(b).  Address of Principal Business Office, or if None, Residence:

                  11100 Santa Monica Blvd.
                  Suite 800
                  Los Angeles, CA 90025

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Item 2(c).  Citizenship:

                  Delaware, California

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Item 2(d).  Title of Class of Securities:

                  Common Stock

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Item 2(e).  CUSIP Number:

                  559424106

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Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)       [ ] Broker or dealer registered under Section 15 of the Exchange
               Act.

     (b)       [_] Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

     (d) [X] Investment company registered under Section 8 of the Investment Company Act.

     (e)       [_] An investment adviser in accordance with Rule
               13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)       [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No.__________                   13G                      Page 3 of 3 Pages

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)          Amount beneficially owned: 1,575,046
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     (b)          Percent of class: 5.41%
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     (c) Number of shares as to which such person has:

          (i) Sole power to vote or to direct the vote____1,575,046_________,

          (ii) Shared power to vote or to direct the vote____-0-______________,

          (iii) Sole power to dispose or to direct the disposition of_1,575,046,

          (iv) Shared power to dispose or to direct the disposition of___-0-__

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

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Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

                  N/A

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Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                  N/A
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Item 8.  Identification  and  Classification  of Members of the Group.

                  N/A

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Item 9.  Notice of Dissolution of Group.

                  N/A

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Item 10.  Certifications.

     (a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

          "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: June 12, 2006
                                            SACC PARTNERS LP
                                            By: Riley Investment Management LLC,
                                            its General Partner
                                            By: /s/ Bryant R. Riley
                                            --------------------------------

                                            Bryant R. Riley,
                                            President
                                            RILEY INVESTMENT MANAGEMENT LLC
                                            By: /s/ Bryant R. Riley
                                            --------------------------------

                                            Bryant R. Riley
                                            By: /s/ Bryant R. Riley
                                            --------------------------------

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).